SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2012

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated November 21, 2012 in respect of Appointment of Independent Non-Executive Director and Audit Committee Member.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: November 23, 2012

By:	/s/ Chang Xiaobing
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND AUDIT COMMITTEE MEMBER

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce that Mrs. Law Fan Chiu Fun Fanny (“Mrs. Law”) has been appointed as an independent non-executive director as well as a member of the Audit Committee of the Company with effect from 21 November 2012.

Mrs. Law, aged 59, is currently a Deputy of the Hong Kong Special Administrative Region (“HKSAR”) to the National People’s Congress of the People’s Republic of China, a Member of the Executive Council of the Government of HKSAR, the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal of Ningbo Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited (listed on the Hong Kong Stock Exchange). Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public Administration from Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

Mrs. Law does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company, nor has any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mrs. Law has not entered into any service contract with the Company. The terms of the services agreed between Mrs. Law and the Company do not provide for a specified length of service and do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Mrs. Law is subject to retirement by rotation at the annual general meeting of the Company in accordance with the articles of association of the Company.

Mrs. Law will receive an annual fee of HK$300,000 as an independent non-executive director of the Company and an annual fee of HK$70,000 as a member of the Audit Committee of the Company. Such remuneration has been determined with reference to Mrs. Law’s duties and prevailing market conditions. Other than the aforesaid annual fees, Mrs. Law is not entitled to any bonus or other emoluments.

Save as disclosed above, there is no information in relation to the appointment of Mrs. Law that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to her appointment that needs to be brought to the attention of the shareholders of the Company.

The Board would like to extend its warmest welcome to Mrs. Law for her appointment.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 21 November 2012

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Tong Jilu and Li Fushen
Non-executive director	:	Cesareo Alierta Izuel
Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

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